June 25, 2015	QTRRF: OTCQX International
QTA: TSX VENTURE
NR-5-14

QUATERRA ANNOUNCES AGM RESULTS

VANCOUVER, B.C. — Quaterra Resources Inc. (“Quaterra” or “the Company”) (TSX-V: QTA; OTCQX: QTRRF) today announced that all resolutions were passed by the requisite majority at its annual general meeting held in Vancouver, British Columbia on June 25, 2015. Smythe Ratcliffe, Chartered Accountants were re-appointed as auditors of the Company for the ensuing year and shareholders approved the Company’s 2015 10% rolling stock option plan.

A total of 126,610,744 common shares were represented at the AGM, representing 65.44% of the votes attached to all outstanding common shares as at the record date. All of the matters submitted to the shareholders for approval as set out in the Company’s notice of meeting and information circular dated May 15, 2015, were approved by the requisite majority of votes cast at the AGM.

Shareholders voted in favour of setting the number of directors at five and the following incumbent directors were re-elected: Steven Dischler, Thomas Patton, John Kerr, LeRoy Wilkes and Terry Eyton. Michael Berry and Todd Hilditch did not stand for re-election and the Company thanks them for their valuable and dedicated service as directors.

Following the annual general meeting, the board of directors re-appointed Steven Dischler as President & CEO, Thomas Patton as Chairman, Scott Hean as CFO and Lawrence Page, Q.C. as Corporate Secretary.

The Company’s report of voting results will be available on the Company’s website.

On behalf of the Board of Directors,

Steven Dischler
President & CEO
Quaterra Resources Inc.

For more information please contact:
Mr. Steven Dischler, President & CEO, Quaterra Resources Inc.
775-463-9600

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in Policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.